UNITED STATES NATURAL GAS FUND, LP
1320 Harbor Bay Parkway, Suite 145
Alameda, CA 94502
(510) 522-3336

November 21, 2007

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Angela McHale, Esq.

Re:	United States Natural Gas Fund, LP
Registration Statement on Form S-1 (File No. 333-147164)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, United States Natural Gas Fund, LP (the “Company”) respectfully requests acceleration of effectiveness of the above-captioned registration statement (the “Registration Statement”), including all amendments thereto, to 12:00 PM EST on November 21, 2007, or as soon thereafter as possible. This acceleration request amends and supersedes the acceleration request previously filed that sought effectiveness at 2:00 PM on November 21, 2007.

In connection with the submission of the Company’s request for accelerated effectiveness of the above-referenced Registration Statement, the Company hereby acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

UNITED STATES NATURAL GAS FUND, LP By: /s/ Nicholas Gerber Name: Nicholas Gerber Title: Chief Executive Officer and President